Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months
	ended
	December 31,		Twelve months ended June 30,
	2011	2011	2010	2009	2008	2007
	(in thousands, except for ratio of earnings to fixed charges)

Fixed charges
Interest expensed and capitalized	$4,971	$8,672	$1,047	$9,462	$11,689	$12,012
Amortized premiums, discounts and capitalized expenses related to indebtedness	-	-	-	-	-	-
Estimate of the interest within rental expense	312	628	472	365	381	357
Preference security dividend requirements of consolidated subsidiaries	-	-	-	-	-	-

Fixed charges	5,283	9,300	1,519	9,827	12,070	12,369

Earnings
Add	55,203	45,710	80,399	140,747	138,178	113,646
Pretax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees	49,920	36,410	78,880	130,920	126,108	101,277
Fixed charges	5,283	9,300	1,519	9,827	12,070	12,369
Amortization of capitalized interest	-	-	-	-	-	-
Distributed income of equity investees	-	-	-	-	-	-
Your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	-	-	-	-	-	-

Less	-
Interest capitalized	-	-	-	-	-	-
Preference security dividend requirements of consolidated subsidiaries	-	-	-	-	-	-
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	-	-	-		-	-

Earnings	$55,203	$45,710	$80,399	$140,747	$138,178	113,646

Ratio of earnings to fixed charges	10.45	4.92	52.93	14.32	11.45	9.19